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                                                        SEC File Number: 0-12113
                                                       CUSIP Number: 207865 10 6


                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

            [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:  N/A



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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.

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           If the notification relates to a portion of the filing
           checked above, identify the Item(s) to which the
           notification relates:   N/A


       Part I - Registrant Information
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           Full Name of Registrant:   Connectivity Technologies Inc.
           Former name if applicable: N/A

           Address of Principal
           Executive Office (Street and Number): 667 Madison Avenue
                                                 New York, NY 10021



       Part II - Rules 12b-25(b) and (c)
       ---------------------------------

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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       [X]   (a)    The reasons described in reasonable detail in Part III
                    of this form could not be eliminated without unreasonable effort or expense;

       [ ]   (b)    The subject annual report, semi-annual report,
                    transition report on Form 10-K or Form 10-KSB, Form
                    20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ]   (c)    The accountant's statement or other exhibit required
                    by Rule 12b-25(c) has been attached if applicable.

       Part III - Narrative
       --------------------

           State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-
           SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Registrant has previously reported that it is required to make certain inventory related adjustments. In order to quantify these adjustments, the Registrant has implemented procedures for intensive inventory testing and verification which are not expected to be completed within the time period prescribed for the filing of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1997.



       Part IV - Other Information
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       (1) Name and telephone number of person to contact in regard to this notification:

           Michael J. George          (978)              537-9138
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           (Name)                   (Area Code)     (Telephone Number)

       (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
           [X] Yes    [ ] No



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           If so:  attach an explanation of the anticipated change,
           both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           See Exhibit 1

                         CONNECTIVITY TECHNOLOGIES INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1998                                 /s/ Michael J. George
                                                    -----------------------
                                                    Michael J. George
                                                    Senior Vice President,
                                                    Chief Financial
                                                    Officer and Secretary



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                                                                     Exhibit 1


           The Registrant had net income of $359,160 for the fiscal year ended December 31, 1996. The Registrant anticipates reporting a net loss of approximately $14,000,000 to $16,000,000 for the fiscal year ended December 31, 1997. The net loss is attributable primarily to the write-off of a portion of the Registrant's deferred tax assets and to other non-cash adjustments.